UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1. A company announcement made on January 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: January 29, 2010	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 28, 2010
URL: http://www.komatsu.com/
Consolidated Business Results for the Nine Months of the Fiscal Year Ending
March 31, 2010 (U.S. GAAP)
1.	Results for the Nine Months Ended December 31, 2009

(Amounts are rounded to the nearest million yen.)
(1) Consolidated Financial Highlights
Millions of yen except per share amounts

	Nine months	Nine months
	ended December	ended December	Changes
	31, 2009 (A)	31, 2008 (B)	(A)-(B)
Net sales	1,003,927	1,642,689	(638,762)	(38.9)%

Operating income	36,097	200,171	(164,074)	(82.0)%

Income before income taxes and equity in earnings of affiliated companies	34,688	178,104	(143,416)	(80.5)%

Net income attributable to Komatsu Ltd.	18,355	113,321	(94,966)	(83.8)%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥18.96	¥114.30	¥(95.34)

Diluted	¥18.95	¥114.21	¥(95.26)

Note:
Komatsu Ltd. and its subsidiaries adopted the FASB Accounting Standards Codification TM (ASC) 810, “Consolidation.” Effective April 1, 2009, net income is relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.

(2) Consolidated Financial Position
Millions of yen except per share amounts

	As of December 31, 2009	As of March 31, 2009
Total assets	1,947,020	1,969,059

Komatsu Ltd. shareholders’ equity	810,871	814,941

Komatsu Ltd. shareholders’ equity ratio	41.6%	41.4%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥837.64	¥842.04

2.	Dividends

(For the fiscal years ended March 31, 2009 and ending March 31, 2010)	Yen

	The entire FY ending March 31, 2010		The entire FY ended
	Results	Projection	March 31, 2009
First quarter period
Second quarter period	8.0	—	22.0
Third quarter period
Year-end	—	8.0	18.0
Total		16.0	40.0

Note:	Changes in the projected cash dividend as of December 31, 2009: None

3.	Projections for the Fiscal Year Ending March 31, 2010

(From April 1, 2009 to March 31, 2010)
Millions of yen except per share amounts

	The entire fiscal year
		Changes
Net sales	1,430,000	(29.3)%

Operating income	72,000	(52.6)%

Income before income taxes and equity in earnings of affiliated companies	62,000	(51.9)%

Net income attributable to Komatsu Ltd.	35,000	(55.6)%

Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥36.16

Notes: 1)	Changes in the projected consolidated business results as of December 31, 2009: None

2)	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

3)	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.
4.	Others
(1)	Changes in important subsidiaries during the nine months ended December 31, 2009: None
(2)	Use of simplified accounting procedures and of specific accounting procedures for the preparation of consolidated quarterly financial statements: None
(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: Applicable
2)	Changes in other matters except for 1) above: None
Note: See “4. Others” of “Management Performance and Financial Conditions” on page 8 for more details.
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of December 31, 2009: 998,744,060 shares

As of March 31, 2009: 998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of December 31, 2009: 30,696,468 shares

As of March 31, 2009: 30,921,768 shares
3)	The weighted average numbers of common shares outstanding were as follows:

Nine months ended December 31, 2009: 968,000,628 shares

Nine months ended December 31, 2008: 991,427,410 shares
[Reference]
Results for the Three Months Ended December 31, 2009
Millions of yen except per share amounts

	Three months	Three months
	ended December	ended December	Changes
	31, 2009 (A)	31, 2008 (B)	(A)-(B)
Net sales	357,964	431,401	(73,437)	(17.0)%

Operating income	16,312	40,517	(24,205)	(59.7)%

Income before income taxes and equity in earnings of affiliated companies	16,236	21,376	(5,140)	(24.0)%

Net income attributable to Komatsu Ltd.	10,157	12,980	(2,823)	(21.7)%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥10.49	¥13.19	¥(2.70)

Diluted	¥10.49	¥13.19	¥(2.70)

Management Performance and Financial Conditions
1. Outline of Operations and Business Results
During the nine months from April 1 to December 31, 2009 of the fiscal year ending March 31, 2010, some economies of the world generated signs of recovery supported by positive effects of the economic stimulus packages of their respective governments. However, overall world economies remained far below the level of the pre-financial meltdown of 2008.
Under such a challenging business environment, Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) engaged in production adjustment around the world in order to cut down inventories to an appropriate level and reorganized production of both businesses of the Construction, Mining and Utility Equipment and the Industrial Machinery and Others, while realigning sales of construction equipment and forklift trucks in Japan. Komatsu also worked to substantially cut down fixed costs. To ensure sales and profits, Komatsu expanded production capacity for hybrid hydraulic excavators and their sales, reinforced IT-deployed businesses such as the KOMTRAX (Komatsu Machine Tracking System), strengthened operations in China and mining equipment, in which business was expanding, and worked to strengthen the parts and service business. As a result, Komatsu firmly recovered profitability in the third quarter (October — December 2009), improving both sales and profits over the first (April — June 2009) and second quarters (July — September 2009). When compared to the previous nine-month period (April — December 2008), however, consolidated net sales for the nine months (April — December 2009) declined 38.9% to JPY1,003.9 billion (USD10,795 million, at USD1=JPY93), as global demand, excluding that in China, did not come back to the level of the pre-financial meltdown. An additional contributing factor was the Japanese yen’s appreciation against major currencies. With respect to profits for the nine months compared to the nine-month period a year ago, operating income decreased 82.0% to JPY36.0 billion (USD388 million). Income before income taxes and equity in earnings of affiliated companies amounted to JPY34.6 billion (USD373 million), down 80.5%. Net income attributable to Komatsu Ltd. declined 83.8% to JPY18.3 billion (USD197 million).

Note:
The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the nine months ended December 31, 2009 at the rate of JPY93 to USD1, the approximate rate of exchange at December 31, 2009.

Millions of yen

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
	(A)	(B)
	USD1=JPY93	USD1=JPY102	Changes
	EUR1=JPY133	EUR1=JPY150	(A-B)/(B)
Net sales	1,003,927	1,642,689	(38.9)%

Operating income	36,097	200,171	(82.0)%

Income before income taxes and equity in earnings of affiliated companies	34,688	178,104	(80.5)%

Net income attributable to Komatsu Ltd.	18,355	113,321	(83.8)%

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

[Reference]
Consolidated Financial Results for the Nine Months Ended December 31, 2009 by Quarter
Millions of yen

	1st. quarter	2nd. quarter	3rd. quarter
	(Apr. – Jun., 2009)	(Jul. – Sep., 2009)	(Oct. – Dec., 2009)
	(A)	(B)	(C)
	USD1=JPY97	USD1=JPY93	USD1=JPY90	Changes
	EUR1=JPY133	EUR1=JPY133	EUR1=JPY133	(C-B)/(B)
Net sales	320,428	325,535	357,964	10.0%

Operating income	8,273	11,512	16,312	41.7%

Income before income taxes and equity in earnings of affiliated companies	8,728	9,724	16,236	67.0%

Net income attributable to Komatsu Ltd.	4,763	3,435	10,157	195.7%

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.
Business results by operation are described below.
Construction, Mining and Utility Equipment
In addition to China, with full-scale recovery in demand, in some emerging economies, such as Indonesia, India and Brazil, demand headed for gradual recovery. Meanwhile, demand remained slack in Japan, North America, Europe and other regions, reducing global demand to a level lower than that in the corresponding nine-month period a year ago. While global demand dropped, Komatsu reduced production in order to attain an appropriate level of inventories, including those of distributors, and the Japanese yen appreciated against major currencies. Adversely affected by these factors, consolidated net sales of construction, mining and utility equipment declined 37.9% from the corresponding nine-month period a year ago, to JPY886.4 billion (USD9,532 million).
Komatsu engaged in bold adjustment of production up through the second quarter, powerfully promoting inventory reduction, and thus, Komatsu regained the production volume, which corresponds to the present level of market demand.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008	Changes
	(A)	(B)	(A-B)/(B)
Japan	167,165	245,793	(32.0)%
Americas	219,547	373,080	(41.2)%
Europe & CIS	89,015	239,920	(62.9)%
China	160,066	125,558	27.5%
Asia & Oceania	190,871	259,550	(26.5)%
Middle East & Africa	59,823	184,748	(67.6)%

Total	886,487	1,428,649	(37.9)%

Japan
While public-sector investment was firm, as supported by the effects of a supplementary budget executed by the former cabinet, private-sector capital investment and residential investment remained slack. As a result, overall demand sharply receded from the corresponding nine-month period a year ago, and sales also declined. Komatsu concerted efforts to enhance the efficiency of production and sales operations, while working to expand sales of hybrid hydraulic excavators which offer outstanding reduction of fuel consumption and CO2 emissions. Komatsu also expanded the production capacity for electric motors and other key components for hybrid hydraulic excavators at its Shonan Plant in Hiratsuka City, Kanagawa Prefecture.
Americas
In North America, the operating rate of construction equipment showed signs of bottoming out, but fell short of increasing market demand against the backdrop of uncertainty over prolonged economic recovery. As a result, the business environment remained challenging. In Latin America, while demand in the civil engineering sector dropped, reflecting sluggish economies, demand in the mining sector was relatively firm. Under such an environment, Komatsu advanced reorganization of production and sales operations, while reinforcing sales and product support efforts of mining equipment. Affected by sluggish market conditions, as well as production adjustment to attain an appropriate level of distributors’ inventories, sales in the Americas declined from the corresponding nine-month period a year ago. Following Japan and China, Komatsu decided to launch hybrid hydraulic excavators in North America and embarked on their test marketing in the third quarter.
Europe & CIS
A sharp drop in demand continued into the nine months under review, reflecting sluggish economies in Europe and CIS. Sales in Europe & CIS plunged sharply from the corresponding nine-month period a year ago, as Komatsu focused efforts on adjusting production in order to reduce distributors’ inventories to an appropriate level against the backdrop of dropping demand in both regions, and narrow down the models of local production in Europe.
China
The Chinese government’s economic stimulus measures advanced large-scale infrastructure developments, such as railways and highways, and upturned year-on-year monthly demand in June last year. Since then, market demand has remained strong. By capitalizing on this market recovery, Komatsu increased sales from the corresponding nine-month period a year ago. As a result, sales in China increased to account for 18.1% of total sales of the construction, mining and utility equipment business. In China, Komatsu aggressively launched hybrid hydraulic excavators and other new models. Furthermore, Komatsu (Changzhou) Construction Machinery Corp. is relocating its head office and is building a new plant and the KC Techno Center, designed to train service engineers and to reinforce its machine demonstration capability for customers. As shown by these moves, Komatsu has continued to strengthen its efforts in a promising market.
Asia & Oceania
In Indonesia, demand began to recover at the start of 2009, and demand upturned in India in the third quarter, centering on mining equipment. Also, in Australia, demand for mining-related equipment remained firm. Nine-month sales in Asia & Oceania, however, declined from the corresponding nine-month period a year ago, as demand did not recover to the level of the pre-financial meltdown of 2008 in both regions and Komatsu slowed down production to promote an appropriate level of distributors’ inventories. In both regions, Komatsu further reinforced its operations, for example, by promoting global Reman (remanufacturing) operations in Indonesia and starting to reorganize its distributors in Thailand and Australia.

Middle East & Africa
Although commodity prices upturned for an increase from the drastic plunge two years ago, market demand remained far behind recovery in the Middle East and Africa, as affected by recessionary economies. Affected also by efforts to reduce distributors’ inventories, sales in both regions declined from the corresponding nine-month period a year ago. To prepare for future recovery of demand in new mines and infrastructure development, Komatsu worked to strengthen its product support capability. For example, it opened a new training center in Dakar, Senegal and a new product support center in Tanzania.
Industrial Machinery and Others
As the automobile and other client industries continued the restraint of making capital investment, resulting in a sharp drop in new orders received, consolidated net sales of industrial machinery and other operations for the nine months under review declined 45.1% from the corresponding nine-month period a year ago, to JPY117.4 billion (USD1,263 million).
With the business environment remaining challenging, Komatsu continued its structural reform efforts, including the reorganization of production, centering on production transfer from the Komatsu Plant to the Kanazawa Plant. By anticipating growth of the solar cell market, Komatsu also worked to broaden a line-up of its wire saws while enhancing its technological capability. In order to further streamline the press business, develop new markets and expand business in China and other emerging economies, Komatsu embarked on the integration of development, as well as sales and service operations of the large press business, into Komatsu Industries Corp. in the third quarter. Komatsu also commenced sales of small and medium-sized presses equipped with the KOMTRAX as a standard feature. KOMTRAX is a Komatsu-original system that monitors operating conditions of construction equipment, which has been well received on the market.
2. Financial Conditions
As of December 31, 2009, total assets had decreased by JPY22.0 billion from the previous fiscal year-end, to JPY1,947.0 billion (USD20,936 million), largely due to a decrease in inventories resulting from our proactive efforts to reduce them to an appropriate level. Interest-bearing debt increased by JPY38.8 billion from the previous fiscal year-end, to JPY638.7 billion (USD6,868 million). This increase is mainly attributable to the inclusion of a retail finance company in Australia as a consolidated subsidiary. Komatsu Ltd. shareholders’ equity amounted to JPY810.8 billion (USD8,719 million), a decline of JPY4.0 billion from the previous fiscal year-end. As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.2 percentage points from the previous fiscal year-end, to 41.6%. Net debt-to-equity ratio* was 0.67, compared to 0.62 as of the previous fiscal year-end.
For the nine months under review, net cash provided by operating activities amounted to JPY115.3 billion (USD1,240 million), an increased of JPY68.2 billion from the corresponding period a year ago, mainly due to a decrease in working capital. Net cash used in investing activities declined by JPY63.9 billion from the corresponding period a year ago, to JPY50.5 billion (USD544 million), mainly due to restrained investments in Japan and overseas. Net cash used in financing activities totaled JPY60.5 billion (USD651 million), an increase of JPY129.9 billion from the corresponding period a year ago. As a result, cash and cash equivalents, as of December 31, 2009, increased by JPY2.9 billion from the previous fiscal year-end, to JPY93.4 billion (USD1,005 million).

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity

3. Projections for the Fiscal Year Ending March 31, 2010
(From April 1, 2009 to March 31, 2010)
As of the date of this news release, there is no change in the projections of October 29, 2009 concerning consolidated business results for the fiscal year ending March 31, 2010. In the construction, mining and utility equipment business, we are anticipating that demand will remain strong in China and continue recovering in emerging economies, such as Indonesia, India and Brazil. We cannot expect any rapid recovery of demand in Japan, North America, Europe or other regions. All combined, overall demand will decline from the previous fiscal year. In the industrial machinery and others business, we are projecting a very challenging environment, as we cannot expect full-scale investment by the automobile manufacturing industry, our main client. Under such a business environment, we are resolutely determined to improve profits by not only strengthening our efforts in Greater Asia, including the full-scale market introduction of hybrid hydraulic excavators in China, but also by working to further reduce our fixed and production costs.

4. Others
(1)	Changes in important subsidiaries during the nine months ended December 31, 2009: None
(2)	Use of simplified accounting procedures and of specific accounting procedures for the preparation of consolidated quarterly financial statements: None
(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: Applicable
Komatsu adopted the FASB Accounting Standards Codification TM (ASC) 105, “Generally Accepted Accounting Principles” (Formerly SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”) in September 2009. ASC 105 prescribes that FASB Accounting Standard Codification ™ (Codification) is the single source of authoritative U.S. generally accepted accounting principle, doing away with the previous four-level hierarchy.
The financial statements that adopted ASC 105 should follow the Codification in place of legacy accounting pronouncements. SFAS No. 168 is superseded by ASC 105. The adoption of ASC 105 did not have a material impact on our consolidated results of operations and financial condition.
Specific standard number of FASB statement is referred in ( ) hereinafter.
Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 805, “Business Combinations” (Formerly SFAS No. 141R, “Business Combinations”). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated result of operations and financial condition.
Staring in the fiscal year which began April 1, 2009, Komatsu adopted ASC 810, “Consolidation” (Formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.
2)	Change in other matters except for 1) above: None
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial statement
(1) Condensed Consolidated Balance Sheets
Assets
Millions of yen

	As of December 31, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥93,491		¥90,563
Time deposits	1,027		44
Trade notes and accounts receivable	403,998		373,901
Inventories	424,802		507,357
Deferred income taxes and other current assets	104,942		131,374

Total current assets	1,028,260	52.8	1,103,239	56.0

Long-term trade receivables	148,797	7.7	102,969	5.2

Investments
Investments in and advances to affiliated companies	22,484		19,249
Investment securities	56,097		53,854
Other	2,695		12,017

Total investments	81,276	4.2	85,120	4.3

Property, plant and equipment
- Less accumulated depreciation	527,649	27.1	525,462	26.7

Goodwill	29,656	1.5	28,661	1.5
Other intangible assets	61,111	3.1	60,346	3.1
Deferred income taxes and other assets	70,271	3.6	63,262	3.2

Total	¥1,947,020	100.0	¥1,969,059	100.0

Liabilities and Equity
Millions of yen

	As of December 31, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥189,802		¥220,087
Current maturities of long-term debt	86,249		87,662
Trade notes, bills and accounts payable	182,945		214,375
Income taxes payable	8,156		10,818
Deferred income taxes and other current liabilities	179,514		199,345

Total current liabilities	646,666	33.2	732,287	37.2

Long-term liabilities
Long-term debt	362,653		292,106
Liability for pension and retirement benefits	49,432		53,822
Deferred income taxes and other liabilities	37,066		42,510

Total long-term liabilities	449,151	23.1	388,438	19.7

Total liabilities	1,095,817	56.3	1,120,725	56.9

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,421		140,092
Retained earnings:
Appropriated for legal reserve	31,160		28,472
Unappropriated	709,709		719,222
Accumulated other comprehensive income (loss)	(103,552)		(105,744)
Treasury stock	(34,737)		(34,971)

Total Komatsu Ltd. shareholders’ equity	810,871	41.6	814,941	41.4

Noncontrolling interests	40,332	2.1	33,393	1.7

Total equity	851,203	43.7	848,334	43.1

Total	¥1,947,020	100.0	¥1,969,059	100.0

(2) Condensed Consolidated Statements of Income
Nine months ended December 31, 2009 and 2008
Millions of yen except per share amounts

	Nine months ended		Nine months ended
	December 31, 2009		December 31, 2008
		Ratio		Ratio
		(%)		(%)
Net sales	¥1,003,927	100.0	¥1,642,689	100.0
Cost of sales	780,516	77.7	1,199,279	73.0
Selling, general and administrative expenses	181,204	18.0	242,444	14.8
Other operating income (expenses), net	(6,110)	(0.6)	(795)	(0.0)

Operating income	36,097	3.6	200,171	12.2

Other income (expenses), net	(1,409)		(22,067)
Interest and dividend income	5,215	0.5	6,696	0.4
Interest expense	(7,276)	(0.7)	(11,273)	(0.7)
Other, net	652	0.1	(17,490)	(1.1)

Income before income taxes and equity in earnings of affiliated companies	34,688	3.5	178,104	10.8

Income taxes	11,839	1.2	60,470	3.7
Income before equity in earnings of affiliated companies	22,849	2.3	117,634	7.2
Equity in earnings of affiliated companies	556	0.1	829	0.1
Net income	23,405	2.3	118,463	7.2
Less net income attributable to noncontrolling interests	(5,050)	(0.5)	(5,142)	(0.3)

Net income attributable to Komatsu Ltd.	¥18,355	1.8	¥113,321	6.9

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	18.96		114.30
Diluted	18.95		114.21

Three months ended December 31, 2009 and 2008
Millions of yen except per share amounts

	Three months ended		Three months ended
	December 31, 2009		December 31, 2008
		Ratio		Ratio
		(%)		(%)
Net sales	¥357,964	100.0	¥431,401	100.0
Cost of sales	275,434	76.9	313,604	72.7
Selling, general and administrative expenses	61,721	17.2	76,220	17.7
Other operating income (expenses), net	(4,497)	(1.3)	(1,060)	(0.2)

Operating income	16,312	4.6	40,517	9.4

Other income (expenses), net	(76)		(19,141)
Interest and dividend income	1,250	0.3	2,282	0.5
Interest expense	(2,151)	(0.6)	(3,708)	(0.9)
Other, net	825	0.2	(17,715)	(4.1)

Income before income taxes and equity in earnings of affiliated companies	16,236	4.5	21,376	5.0

Income taxes	5,196	1.5	7,069	1.6
Income before equity in earnings of affiliated companies	11,040	3.1	14,307	3.3
Equity in earnings of affiliated companies	515	0.1	(505)	(0.1)
Net income	11,555	3.2	13,802	3.2
Less net income attributable to noncontrolling interests	(1,398)	(0.4)	(822)	(0.2)

Net income attributable to Komatsu Ltd.	¥10,157	2.8	¥12,980	3.0

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	10.49		13.19
Diluted	10.49		13.19

(3) Consolidated Statements of Cash Flows
Millions of yen

	Nine months	Nine months
	ended December	ended December
	31, 2009	31, 2008
Operating activities
Net income	¥23,405	¥118,463
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	67,752	70,343
Deferred income taxes	(12,330)	1,476
Net loss (gain) from sale of investment securities and subsidiaries	(807)	2,182
Net loss (gain) on sale of property	(510)	162
Loss on disposal of fixed assets	1,313	2,314
Pension and retirement benefits, net	(1,884)	(2,266)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(28,410)	57,245
Decrease (increase) in inventories	86,846	(84,306)
Increase (decrease) in trade payables	(30,792)	(35,905)
Increase (decrease) in income taxes payable	(2,721)	(42,433)
Other, net	13,457	(40,159)

Net cash provided by (used in) operating activities	115,319	47,116

Investing activities
Capital expenditures	(69,103)	(107,408)
Proceeds from sale of property	11,077	4,481
Proceeds from sale of available for sale investment securities	720	619
Purchases of available for sale investment securities	(3,465)	(12,803)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	638	135
Collection of loan receivables	10,512	5,128
Disbursement of loan receivables	(1,116)	(3,416)
Decrease (increase) in time deposits	(521)	(1,315)

Net cash provided by (used in) investing activities	(50,597)	(114,579)

Financing activities
Proceeds from long-term debt	104,021	96,685
Repayments on long-term debt	(41,069)	(54,944)
Increase (decrease) in short-term debt, net	(70,869)	129,114
Repayments of capital lease obligations	(25,876)	(24,570)
Sale (purchase) of treasury stock, net	150	(32,831)
Dividends paid	(25,180)	(43,803)
Other, net	(1,752)	(257)

Net cash provided by (used in) financing actibities	(60,575)	69,394

Effect of exchange rate change on cash and cash equivalents	(1,219)	(5,323)

Net increase (decrease) in cash and cash equivalents	2,928	(3,392)

Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥93,491	¥98,618

(4) Note to the Going Concern Assumption
None
(5) Business Segment Information
Nine months ended December 31, 2009 and 2008
1)	Information by Operating Segment

(For the nine months ended December 31, 2009)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	886,487	117,440	1,003,927	—	1,003,927
Intersegment	2,040	11,276	13,316	(13,316)	—

Total	888,527	128,716	1,017,243	(13,316)	1,003,927

Segment profit	44,131	2,273	46,404	(4,197)	42,207

(For the nine months ended December 31, 2008)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,428,649	214,040	1,642,689	—	1,642,689
Intersegment	3,659	18,922	22,581	(22,581)	—

Total	1,432,308	232,962	1,665,270	(22,581)	1,642,689

Segment profit	188,074	16,296	204,370	(3,404)	200,966

Notes:	1) Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
2) Transfers between segments are made at estimated arm’s-length prices.

2)	Geographic Information

(For the nine months ended December 31, 2009)	Millions of yen

			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	356,775	221,805	104,828	320,519	1,003,927	—	1,003,927
Intersegment	133,402	26,245	16,141	6,454	182,242	(182,242)	—

Total	490,177	248,050	120,969	326,973	1,186,169	(182,242)	1,003,927

Segment profit (loss)	(28,514)	23,337	8,058	39,802	42,683	(476)	42,207

(For the nine months ended December 31, 2008)						Millions of yen

			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	681,726	379,596	234,254	347,113	1,642,689	—	1,642,689
Intersegment	323,059	36,475	18,586	27,114	405,234	(405,234)	—

Total	1,004,785	416,071	252,840	374,227	2,047,923	(405,234)	1,642,689

Segment profit	69,560	49,941	23,089	51,718	194,308	6,658	200,966

Note: Transfers between segments are made at estimated arm’s-length prices.
3)	Overseas Sales

(For the nine months ended December 31, 2009)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	232,725	92,826	440,343	765,894

Consolidated net sales	—	—	—	1,003,927

Ratio of overseas sales to consolidated net sales (%)	23.2	9.2	43.9	76.3

(For the nine months ended December 31, 2008)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	410,944	249,337	635,071	1,295,352

Consolidated net sales	—	—	—	1,642,689

Ratio of overseas sales to consolidated net sales (%)	25.0	15.2	38.7	78.9

Notes:	1) Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a) Americas:	North America and Latin America

b) Europe & CIS:	Germany, U.K. and Russia

c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

Three months ended December 31, 2009 and 2008
1)	Information by Operating Segment

(For the three months ended December 31, 2009)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	316,882	41,082	357,964	—	357,964
Intersegment	623	2,945	3,568	(3,568)	—

Total	317,505	44,027	361,532	(3,568)	357,964

Segment profit (loss)	23,344	(1,397)	21,947	(1,138)	20,809

(For the three months ended December 31, 2008)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	378,424	52,977	431,401	—	431,401
Intersegment	933	5,900	6,833	(6,833)	—

Total	379,357	58,877	438,234	(6,833)	431,401

Segment profit	39,326	2,352	41,678	(101)	41,577

Notes:	1) Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
2) Transfers between segments are made at estimated arm’s-length prices.

2)	Geographic Information

(For the three months ended December 31, 2009)	Millions of yen

			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	131,348	76,253	35,366	114,997	357,964	—	357,964
Intersegment	57,125	8,950	5,650	3,108	74,833	(74,833)	—

Total	188,473	85,203	41,016	118,105	432,797	(74,833)	357,964

Segment profit (loss)	(4,316)	8,052	3,046	14,198	20,980	(171)	20,809

(For the three months ended December 31, 2008)	Millions of yen

			Europe &			Corporate &
	Japan	Americas	CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	201,142	100,430	46,048	83,781	431,401	—	431,401
Intersegment	83,862	10,106	6,582	6,094	106,644	(106,644)	—

Total	285,004	110,536	52,630	89,875	538,045	(106,644)	431,401

Segment profit	1,018	12,004	3,671	9,440	26,133	15,444	41,577

Note: Transfers between segments are made at estimated arm’s-length prices.
3)	Overseas Sales

(For the three months ended December 31, 2009)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	80,400	30,604	159,659	270,663

Consolidated net sales	—	—	—	357,964

Ratio of overseas sales to consolidated net sales (%)	22.5	8.5	44.6	75.6

(For the three months ended December 31, 2008)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	109,961	48,816	160,244	319,021

Consolidated net sales	—	—	—	431,401

Ratio of overseas sales to consolidated net sales (%)	25.5	11.3	37.1	73.9

Notes:	1) Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a) Americas:	North America and Latin America

b) Europe & CIS:	Germany, U.K. and Russia

c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

(6)	Note in case of a notable changes in the amount of shareholders’ equity

None

See “Consolidated Statements of Shareholders’ Equity” below for the changes.
Consolidated Statements of Shareholders’ Equity
Millions of yen

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(84)	1,629
Issuance and exercise of stock acquisition rights	413	352

Balance, end of period	¥140,421	¥140,151

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,688	627

Balance, end of period	¥31,160	¥27,341

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	18,355	113,321
Cash dividends paid to Komatsu Ltd. shareholders	(25,180)	(43,803)
Transfer to retained earnings appropriated for legal reserve	(2,688)	(627)

Balance, end of period	¥709,709	¥754,877

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income (loss), net of tax	2,192	(90,649)

Balance, end of period	¥(103,552)	¥(119,428)

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(22)	(33,080)
Sales of treasury stock	256	826

Balance, end of period	¥(34,737)	¥(35,089)

Total Komatsu Ltd. shareholders’ equity	¥810,871	¥835,722

Noncontrolling interests
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to noncontrolling interests	5,050	5,142
Cash dividends paid to noncontrolling interests	(1,735)	(2,232)
Other comprehensive income (loss), net of tax	2,110	(5,918)
Other changes in noncontrolling interests	1,514	3,137

Balance, end of period	¥40,332	¥30,368

Total equity	¥851,203	¥866,090

Disclosure of comprehensive income
Net income attributable to Komatsu Ltd.	¥18,355	¥113,321
Net income attributable to noncontrolling interests	5,050	5,142
Other comprehensive income (loss), net of tax	4,302	(96,567)

Comprehensive income	¥27,707	¥21,896

(end)